Exhibit (a)(5)(J)

Portion of transcript from Jazz Pharmaceuticals plc conference call to discuss acquisition of rights to ADX-N05 from Aerial BioPharma, LLC held on January 13, 2014

. . .

Louise Chen—Guggenheim Securities LLC—Analyst

Congratulations on the deal. I have a few questions. First question I have was with respect to your balance sheet. Post this and Gentium, where do you stand in terms of financial flexibility? How should we think about that?

. . .

And then just one last question, which is just you’ve got a lot going on right now in 2014 with JZP-386, Xyrem, Erwinaze, Gentium and now this product, so just wondering how you’re prioritizing everything. Thanks.

Kate Falberg—Jazz Pharmaceuticals—CFO

Yes, so on your question about the balance sheet, when we announced the Gentium acquisition before Christmas, we announced a financing to go along with that and we had this Aerial transaction in mind at that time. So the comments that we made about our balance sheet still are true.

We’re planning to raise a new term loan on the order of $400 million and we’re increasing our revolver on the order of $175 million. So the incremental debt on our balance sheet, in total, we would expect to be about $600 million, which is what we’ve been saying for the past month, so no change.

We continue to have a significant amount of financial flexibility, we believe. Post closing both transactions, our combined leverage ratio would be around 2.5 on a trailing basis. And, as you know, our business generates significant cash flow, so we would pretty rapidly bring that leverage ratio down.

. . .

Louise Chen—Guggenheim Securities LLC—Analyst

Okay. What about the priorities, how you look at all the different things that you have, focusing on in 2014?

Bruce Cozadd—Jazz Pharmaceuticals—Chairman & CEO

Yes. Well, the great news is we have a lot that we can focus on in 2014 across our franchises. I’m presenting at the JPMorgan conference in just a few hours and I’ll walk through that in more detail. But if you think about what we’re doing in sleep, both with ADX-N05 and, of course, we have JZP-386, we’ve already talked to you about, if you think about what we’re doing in hematology and oncology, with Erwinaze and AYA with asparaginase, now with the potential to take defibrotide forward as well, we have lots of great things to work on.

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Additional Information and Where to Find It

The statement in this presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the outstanding shares of Gentium S.p.A. (including those shares represented by American Depositary Shares). Jazz Pharmaceuticals plc and its acquisition subsidiary have filed with the U.S. Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO, and Gentium has filed a

Solicitation/Recommendation Statement on Schedule 14D-9, all with respect to the Offer (as defined in those documents). Holders of shares of Gentium are urged to carefully read the relevant tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and the other tender offer documents) and the Solicitation/Recommendation Statement because they contain important information that such holders should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and the other tender offer documents, as well as the Solicitation/Recommendation Statement, are available to all holders of shares of Gentium at no expense to them. Investors and security holders may obtain free copies of these documents and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by (i) directing a request to Jazz Pharmaceuticals plc, c/o Jazz Pharmaceuticals, Inc., 3180 Porter Drive, Palo Alto, California 94304, U.S.A., Attention: Investor Relations, (ii) calling +353 1 634 7892 (Ireland) or +1 650 496 2800 (U.S.) or (iii) sending an email to investorinfo@jazzpharma.com. Investors and security holders may also obtain free copies of the documents filed with the SEC on Jazz Pharmaceuticals’ website at www.jazzpharmaceuticals.com under the heading “Investors” and then under the heading “SEC Filings.”

In addition to the Offer to Purchase, the related Letter of Transmittal and the other tender offer documents, as well as the Solicitation/Recommendation Statement, Jazz Pharmaceuticals and Gentium file annual, quarterly (except in the case of Gentium) and special reports and other information with the SEC. You may read and copy any reports or other information filed by Jazz Pharmaceuticals or Gentium at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Jazz Pharmaceuticals’ and Gentium’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.